

February 8, 2012

Via E-mail
Maurice Stone
Chief Executive Officer
iVoiceIdeas, Inc.
Arboretum Great Hills, 9600 Great Hills Trail
Austin, Texas 78759

> **Re: iVoiceIdeas, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2012**
> **File No. 333-178471**

Dear Mr. Stone:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 9, 2012.

Risk Factors, page 9

General

1.   We refer to prior comment 8. Please revise so that this risk factor disclosure describes accurately and in greater detail the limited reporting obligations you will be subject to as a Section 15(d) reporting company. We note by way of example that you will not be subject to the proxy rules and the Williams Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

2.   We refer to your response to prior comment 16 and note your statement that when it comes to providing quantitative guidance related to your brand costs, "such quantitative guestimation would be misleading to the reader because it is not based on any concrete measurable reference point related to your business…." We note, however, that you have provided estimates of certain expenses in your use of proceeds section. Please tell us whether the costs associated with maintaining your brand are included in the disclosure in your use of proceeds section. To the extent that estimates of your brand maintenance costs are included in your use of proceeds section, tell us why you are unable to include

estimates of these costs in your liquidity and capital resources discussion pursuant to Section III.B of SEC Release No. 33-6835.

3.   We note your revised disclosure in response to prior comment 17 that the $210,000 repurchase price for the one million shares was determined through an arms length negotiation and with the approval of the Board of Directors. Please revise to disclose the following:

- Whether these transactions were with an unrelated, third party investor;
- The date the $20,000 for one million shares was received;
- The date the company agreed to repurchase these shares; and
- Why the company agreed to repurchase the shares for $210,000 considering the valuation for the sale, that the repurchase was only about a month later, and the valuation relative to other recent equity transactions.

Trends in Our Business, page 26

4.   We note your response to prior comment 19. Please provide us supplementally with actual copies of any third-party reports referenced in your supplemental response with the text cited from the report highlighted.

5.   Please tell us the factual basis for your expectation that because your social network will focus on ideas, solving problems and collaboration, your users will be more highly educated and financially secure than the average user on Facebook and LinkedIn. To the extent that you have in your possession third-party reports regarding the education level and financial standing of the average user of Facebook and LinkedIn, please provide those reports supplementally.

6.   As a related matter, disclose the basis for your anticipated growth targets of the number of users within one and two years. In this regard, we note your statement that the anticipated growth is speculative and that you cannot accurately predict how fast you will grow nor how much your per user value multiple will be in future periods.

Management

Board of Directors, page 33

7.   We note your response to prior comment 22. It appears that Online Results, LLC may be engaged in a line of business that may compete with or directly relate to the intended business of your company. Please provide risk factor disclosure regarding any conflicts of interests that may arise due to Ms. Gilchrist's ownership of Online Results, LLC or advise.

Executive and Director Compensation, page 37

8.   Please revise your document so as to include compensation data for your last completed fiscal years (i.e., December 31, 2011). For guidance, see Question 117.05 of Regulation S-K Compliance and Disclosure Interpretation. In addition, we reissue prior comment 23 and ask that you revise your summary compensation table so that it is in the form set forth in Item 402(n)(1) of Regulation S-K.

Security Ownership of Beneficial Owners, page 39

9.   We note that you list Kathy Gilchrist as an owner of 1% of your common stock. We note, however, that Online Results, LLC, a company that was founded and is owned by Ms. Gilchrist, beneficially owns 15% of your common stock. Please advise or revise.

Where You Can Find Additional Information, page 46

10.   We refer to prior comment 24. We note that while you have revised your document in response to this comment you continue to tell readers that the Commission's offices are located in the North West ("N.W.") quadrant of Washington, D.C. Please revise so that your document correctly informs readers that the Commission's offices are located in the North East quadrant ("N.E.") of Washington, D.C.

Consolidated Financial Statements

General

11.   Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year if your next filing is 45 days after the year end since the company reported pre-tax losses for both 2009 and 2010 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

Report of Independent Registered Public Accounting Firm, page F-2

12.   We note the revised audit report in response to prior comment 26. The cumulative since inception period is not included in the opinion paragraph and the report inappropriately excludes reference to the financial statements as of and for the years ended December 31, 2009 and 2010 in the introductory paragraph. In addition, we note that the statement of cash flows has been revised; however, the filed audit report has not been updated or dual dated and does not include an explanatory paragraph regarding the restatement. Please include an appropriately revised and dated audit report in your next amendment. Refer to PCAOB Interim Auditing Standards AU Sections 508, 530, 561, and 711.

Statements of Cash Flows, page F-5

13.   We note that you revised your statements of cash flows in response to prior comment 27. Please revise to clearly label the Statements of Cash Flows as restated and include a financial statement footnote disclosing the error correction. Refer to ASC 250-10-50-7.

Note 4: Subsequent Events

14.   We note your disclosure that management evaluated subsequent events through January 17, 2011. It appears you may have meant January 17, 2012. In addition, when you update your disclosure in your next amendment, please disclose whether the date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Exhibit 23 – Consent of Certified Public Accounting Firm

15.   The date of your updated and revised auditor consent is December 8, 2011, which was the date of the consent in your initial registration statement filed December 13, 2011. Please file an updated consent with your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

Item 17. Undertakings, page 60

16.   We refer to prior comment 31. It is unclear why you have included the undertaking related to Rule 430A given that you have not omitted any of the information set forth in that rule from your prospectus. In addition, given the nature of your offering (i.e., a direct, primary offering by your company), please advise as to why you have not included the undertaking set forth in Item 512(a) of Regulation S-K, specifically the part that relates to rule 415 offerings.

Signatures, page 62

17.   It appears that the date for the signature on behalf of your company was not updated as of the date of your most recent filing. Please be sure that the dates included in the signature page of your amended filing are updated accordingly.

You may contact Joyce A. Sweeney, Staff Accountant, at (202) 551-3449 or Patrick M. Gilmore, Accounting Brach Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Arrin Langdon, Esq.
        Oswald & Yap, LLC